VIA EDGAR & FACSIMILE

November 30, 2006

Jessica Barberich

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Healthcare Business Services Group, Inc. (the “Registrant”)

Annual Report on Form 10-K for the Year Ended 12/31/2005

File Number 000-50014

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set out in your September 27, 2006 letter.  The numbers below correspond to the comment numbers set forth in your letter.

Comment # 2:

Response:

We shall revise our financial statements to bifurcate the embedded derivative and account for it separately under FAS 133 at fair value at the time of issuance of the note with subsequent changes in the fair value recorded in earnings. The fair value of the embedded derivative liability on various dates has been calculated as follows:

April 24, 2004	$43,139 [fair value of $250K note at the date of issuance]
June 30, 2004	$35,830
September 30, 2004	$23,696
November 23, 2004	$135,435 [fair value of $350K note at the date of issuance]
December 31, 2004	$143,213 [includes fair value of $250K and $350K notes]
March 31, 2005	$124,185
June 30, 2005	$113,794
September 30, 2005	$102,054 [$250K note paid off on 8/21/05]
December 31, 2005	$88,248
March 31, 2006	$88,248
June 30, 2006	$88,248
September 30, 2006 $0	[$350K note paid off on 7/03/06]

Comment # 3:

Response:

The agreement for the 250,000 note will be filed as an exhibit with the amended 10-KSB/A.

Comment #4:

Response:

This Note was settled on 8/21/2005and will be filed as an exhibit with the amended 10-KSB/A.

Comment #5:

Response:

The due date of the convertible promissory note for $350,000 dated November 23, 2004 per the first page of the note which states under the payment terms that the due date is twenty four (24) months from the date of the note. Based on the terms the due date is November 22, 2006 and not November 23, 2005.

Comment #6:

Response:

We have determined the fair value of embedded put option (See response to comment # 2) at the time of issuance and during the term of the loan and we will revise financial statements to properly account for the put option as a separate derivative liability at fair value.

Comment #7:

Response:

The Note for $350,000 was settled on July 3, 2006 from the fund received from the new Convertible Promissory Notes. Interest payment of $68,353 was paid on August 14, 2006 from the Second trench fund received from the new Convertible Promissory Notes.

Comment # 8:

Response:

We revised the 10KSB financial and discloser to record this transaction and accounted for the difference between the assets received from Ms. Basu, $750,000, and the carrying amount of the assets transferred to her, $488,137, as a Capital Contribution.

Comment # 9:

Response:

We have read the guidance available on the SEC website regarding the accounting treatment for the transaction costs of a reverse acquisition with a non-operating shell (http://www.sec.gov/divisions/corpfin/guidance/afactfaq.htm#P162_22074). The Company will make adjustments to comply with the guidance. The Company will record consulting expense of $ 398,886 ( 1,000,000 shares at $ 0.40 per share – market price of share at the date of completion of acquisition less the cash received from the acquired company at the time of acquisition $ 1,114).

Comment # 10:

Response:

To determine if the conversion feature in these convertible debentures meet the definition of an embedded derivative under SFAS 133, para. 12, the conversion feature was analyzed under EITF 00-19. Under EITF 00-19, para 4, these convertible debentures do not meet the definition of a “conventional convertible debt instrument” since the debt is not convertible into a fixed number of shares. The debt can be converted into common stock at a conversion price that is a percentage of the market price; therefore the number of shares that could be required to be delivered upon “net-share settlement” is essentially indeterminate. Therefore, the convertible debenture is considered “non-conventional,” which means that the conversion feature must be bifurcated from the debt and shown as a separate derivative liability in accordance with SFAS 133, para 12. This liability must be adjusted to fair value each reporting period with the change in fair value being reported as a component of net income.

In addition, upon default, the note is convertible into higher of 140% of the unpaid principal sum along with unpaid & accrued interest and default interest or the parity value of the above sum. This can again be converted into common stock at a conversion price that is a percentage of the market price; therefore the number of shares that could be required to be delivered upon “net-share settlement” is essentially indeterminate.

In addition, since the convertible debenture is convertible into an indeterminate number of shares of common stock, it is assumed that the Company could never have enough authorized and unissued shares to settle the conversion of the warrants into common stock. Therefore, the warrants issued in connection with this transaction must be recorded as a liability. The change in the fair value of the warrant liability for each reporting period must be reflected as a component of net income.

The Company entered into the financing deal and Securities Purchase agreement where the investors agreed to finance $ 2,000,000 in callable convertible secured notes and warrants to purchase 50,000,000 shares of common stock. The Company has received $ 1,300,000 through 09-30-06 on the notes.

The conversion feature of the note does has the embedded put option which has been bifurcated from the debt instrument and accounted for separately as a derivative liability at fair value.

The following four-step decision sequence has been followed in determining whether calls and puts that can accelerate the settlement of debt instruments should be considered to be clearly and closely related to the debt host contract:

Step 1: Is the amount paid upon settlement (also referred to herein as the “payoff”) adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)? If yes, continue to Step 2. If no, continue to Step 3.

YES

Step 2: Is the payoff indexed to an underlying other than interest rates or credit risk? If yes, then that embedded feature is not clearly and closely related to the debt host contract and further analysis under Steps 3 and 4 is not required. If no, then that embedded feature should be analyzed further under Steps 3 and 4 as well as under the provisions of paragraphs 12, 13, and 61(a).

YES

Step 3: Does the debt involve a substantial premium or discount? If yes, continue to Step 4. If no, in accordance with paragraph 61(d), further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract.

Step 4: Does a contingently exercisable call or put accelerate the repayment of the contractual principal amount? If yes, the call or put is not clearly and closely related to the debt instrument. If not contingently exercisable, in accordance with paragraph 61(d), further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract.

The Company intends to do the following as regards to accounting for the note:

•

Black Scholes computation for the beneficial conversion of note factoring in the issue date, stock price at date of issuance, exercise price, term of the note, discount rate on the note and volatility of the shares along with the probability of default

•

Black Scholes computation for the warrants attached to the note factoring in the issue date, stock price at date of issuance, exercise price, term of the warrants, discount rate on the note and volatility of the shares

•	Segregate the total value of derivative based on conversion feature and the warrants involved

•	Expense out the portion that exceeds the face value of the note as financing costs

•	Amortize the value of warrants and beneficial conversion feature of the note over the period of the note

•	The Company will record the note as follows:

Dr. Unamortized discount

Dr. Interest expense

Cr. Beneficial conversion liability

Cr. Warrant Liability

Subsequently the Company will adjust the fair value of warrants and beneficial conversion based on the Black Scholes as mentioned above.

Comment # 11:

Response:

Please refer to response to Comment # 10.

Comment # 12:

Response:

Please refer to response to Comment # 10.

Thank you.

/s/ Chandana Basu

Chandana Basu, CEO

Healthcare Business Services Groups, Inc.